INVEST IN **RENAISSANCE MAN CO**

Our discovery ages whiskey in weeks not years and still uses traditional oak

PITCH VIDEO INVESTOR PANEL



renmandistilling.com Almont MI

Alcohol | Main Street | Food | Eating and Drinking | Sustainability

LEAD INVESTOR



Thomas Oberdorf

Aaron and I met back in 2015, when we were both in the Marines. Right off the bat I knew he was destined for great things. He excelled at running a maintenance shop that used to fix F-18 fighter jets, and when he got out to pursue his woodworking passion, I knew he would find his groove. Knowing full well how we Marines like our booze, I wasn't at all surprised when I learned he was breaking into the whiskey industry. Renaissance Man is going to change the game, and I can't wait to see where Aaron takes this amazing brand in the future. Keep up the hard work brother! Cheers, Thomas Oberdorf

Invested $10,000 this round

Highlights

1. Our discovery saves distillers 26% in production cost.
2. Our patent pending process removes more toxins than traditional barrels.

2. Our patent pending process removes more toxins than traditional barrels.

3. Creates an unbelievably smooth and great tasting whiskey.
4. Requires 42% less trees, than traditional barrels, and about 20% less water.

Our Team



Aaron WEIDEMAN CEO/Founder



The tradition of Yaki Sugi I admired in Japan, while deployed as a Marine, spurred my interest in burning wood. It was the curiosity of how Yaki Sugi worked that led to a better understanding of wood fibers.

We wanted to start our own distillery. The idea of waiting for 3 years of barrel aging wasn't ideal. After developing our process, we discovered it not only reduced aging time, it also reduced the amount of wood needed by 42% and saves the distiller $2 in cost per bottle. This process will reduce tree logging and save time and money.



John Lewis COO/Founder

Over the last 10 years I have cultivated many one-on-one relationships with the business leaders of Michigan. It is through this network that I have helped spark partnerships and foster healthy environments for successful startups.

Pitch


MICHIGAN
MADE
RENAISSANCE
MAN
HANDCRAFTED
FINEST BLEND
WHISKEY
HARD 6 WOODS
WE DON'T PUT THE WHISKEY IN THE BARREL


RENAISSANCE
MAN
WHISKEY
WE PUT THE BARREL IN THE WHISKEY

Traditional Barrel Aging Takes 6-8 Years

- Time is money and it's a waste of natural resources
- Makes it difficult for micro- distilleries to startup
- It's why we have a shortage of spirits right now

Our Discovery Solves These Problems

- Our aging process takes 4 weeks to mature whiskey
- $2 less expensive per bottle, than traditional barrels
- The alcohol industry could meet the heighten demand in as little as 4 weeks



Barrels Are A Waste Of Natural Resources

- Barrel production is on the brink of logging more trees than we are growing
- Oak trees used for barrel production take 80 years to grow
- 100s millions of gallons of water is lost each year due to evaporation during barrel aging



Saving The Environment And Natural Resources
• Our method utilizes 42% less wood than traditional barrels
• It prevents evaporation and is able to save 20% of the water necessary for spirit production
• All for a healthier planet

How Traditional Whiskey Ages
• Whiskey starts out clear, an American oak barrel imparts flavors and color
• A barrel acts like a breathable sponge
• When the wood warms, it absorbs some of the whiskey
• When the wood cools, it breathes whiskey back into the barrel
• But this process requires years to age

Our Method Ages Whiskey In The Bottle
• We burn our "maturation stave" in a revolutionary way
• It creates a more porous and carbon dense wood
• It is placed inside the whiskey bottle or stainless steel drum
Bottled 3/25
Bottled 3/18



Barrel Aging vs Our Discovery

- Takes decades to break the wood cell membranes down
- The char is only surface deep
- Spirit can only interact with the surface wood

- Our stave is placed in the spirit, membranes already broken down
- Has a dense highly filtrating char
- The spirit interacts with the entirety of the wood

Speed Is Great But Taste Is King

- In a blind taste testing with a bourbon sommelier, our version of aging blew him away
- Our process creates some of the smoothest whiskey you have ever had
- People that swear to never like bourbon, say they could easily drink ours straight all day



Our Plan

- Distill and age our own line of whiskey
- Assist micro-distillers in competing against the big distilleries
- Offer at home aging kits
- Partner with large distillers for exclusive product lines
- A stave in every bottle



From The Start We're Giving Back

- A portion of revenue dedicated to assisting American Veterans in need
- Establish an oak tree planting program



- Source and manufacture in USA



Growth Opportunity

- There are over 2200 micro- distilleries in the USA
- 874,248,000 bottles of whiskey were sold in America last year
- Global sales volume for alcohol is expected to grow to 321,956.4m liters by 2025



Globally

- Create a new industry standard
- Our mission "a stave in every bottle."
- Supply our "maturation stave" globally to every type of alcohol industry

This Is Where You Come In

- We are going head to head in world wide whiskey competitions next year
- Setting up a production facility
- Continue research, development, and product improvement
- $50,000 helps get us started



• Help us make our mark



Beyond $50,000

- Expand to a larger facility & storefront
- Develop sales and marketing campaigns
- Mass production
- Hire a staff of experts



Become A Part Of Something Groundbreaking

- Invest in renaissance man now, as we grow your investment grows
- We need to reach $50,000 just to get started. help us reach our goal and be part of something that improves our planet and brings the whiskey industry into the 21st century

Please invest now, cheers!

Reviews



"Smooth, great smell and taste of oak, and I would never have known it was aged only seven weeks!"
-Joe-





REVIEWS

"Overall I'm pretty impressed!
Unique is the word I would definitely use.
Definitely not a negative thing! First,
I've had plenty of cheap bourbon/whiskey
before and it did not resemble any of that.
Second, I could definitely taste the oak."
–Matt-



REVIEWS

"10/10 would recommend over Jack Daniel's
and compared to Turkey 101,
Renaissance Man wins with taste and
smoothness for a near 100 proof whiskey."
-Sam-



REVIEWS

"You make a good whiskey sir.
There's no way anyone can say that it doesn't
taste like whiskey that's been in barrels.
Finishes very smooth with minimal burn
afterwards." -John-